Omdia Identifies Absolute Software as Endpoint Security ‘Vendor to Watch’

Ability to provide Endpoint Resilience, Visibility and Control differentiates Absolute Secure Endpoint product portfolio

VANCOUVER, British Columbia and SAN JOSE, Calif. — December 6, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced that Omdia, a leading provider of global research that helps enterprises navigate the technology ecosystem, named the company a “Vendor to Watch” in the latest Omdia Market Radar for Endpoint Security Platforms, 2022. The report highlights Absolute’s ability to ensure resilience for millions of remote endpoints along with a critical level of control and visibility that strengthens user trust and provides insights that allow security teams to identify and respond to security risks in real time.

“Cyberthreats and compliance challenges have accelerated alongside explosive growth in remote work, creating new challenges for enterprises that are trying to mitigate heightened risk that traditional security tools can no longer address,” said Rik Turner, Principal Analyst, Cybersecurity, Omdia. “This new Radar identifies the latest innovations that are effectively defending modern enterprise edge environments without disrupting business operations. Because all organizations have unique requirements, we profiled additional vendors delivering highly differentiated capabilities to the market.”

In the report, the Absolute Secure Endpoint portfolio is called out for its unique capabilities, including:

•Visibility: This tracks, alerts, and reports on hardware attributes, measures device usage and interaction, monitors installed software, assesses security posture, and monitors the health of critical applications.
•Control: In addition to the above, this offers geofencing and unauthorized device movement detection, remote wiping or freezing of devices, and selective deletion of files or full device wipe. There is a mobile app (for Android and iOS) for checking the status of critical security controls and freezing access for any device reported as lost or stolen. It also has remote firmware protection of supervisor passwords for certain Lenovo devices.
•Resilience: This adds self-healing for critical applications, remote querying, and remediation across whole fleets of devices as well as investigation and recovery of stolen devices in collaboration with law enforcement, web usage monitoring, and scanning for sensitive information both on devices and when synced to cloud storage.

“Endpoints will continue to be a pillar of enterprise IT strategies now and in the future, with reliance on them only increasing in our new work-from-anywhere era,” said John Herrema, EVP of Products and Strategy at Absolute. “In the face of increasing threats that target the edge, CISOs are looking for innovations that strengthen the resiliency of their device fleets and critical applications deployed. We are delighted to be recognized by Omdia for our differentiated Secure Endpoint portfolio that enables IT and security teams to ensure their endpoints remain secure and compliant and their security controls remain operational and healthy.”

Download your copy of Omdia Market Radar for Endpoint Security Platforms, 2022.

About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by 18,000 customers, G2 recognized Absolute as a Leader for the eleventh consecutive quarter in the Fall 2022 Grid® Report for Endpoint Management and as a Leader in the Grid Report for Zero Trust Networking.

©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

For more information, contact:

Media Relations
Becki Levine
press@absolute.com
858-524-9443

Investor Relations
Joo-Hun Kim
IR@absolute.com
212-868-6760